Exhibit 99.2

Press Release

Descartes Announces Fiscal 2025 Second Quarter Financial Results

Record Revenues and Income from Operations

WATERLOO, Ontario and ATLANTA, Georgia, September 4, 2024 (GLOBE NEWSWIRE) – The Descartes Systems Group Inc. (TSX:DSG) (Nasdaq:DSGX) announced its financial results for its fiscal 2025 second quarter (Q2FY25). All financial results referenced are in United States (US) currency and, unless otherwise indicated, are determined in accordance with US Generally Accepted Accounting Principles (GAAP).

“Our Global Logistics Network is designed to help shippers, carriers and logistics services providers navigate an increasingly complex global trade landscape,” said Edward J. Ryan, Descartes’ CEO. "Supply chains and logistics operations continue to struggle to manage a myriad of factors, including military conflicts, disruptions to trade routes, government sanctions, economic impact on shipping demand and material changes to taxes and tariffs. We continue to make investments to help isolate our customers from this complexity with a broader set of solutions to manage the complete lifecycle of shipments in a secure and efficient manner.”

Q2FY25 Financial Results

As described in more detail below, key financial highlights for Descartes’ Q2FY25 included:

●	Revenues of $163.4 million, up 14% from $143.4 million in the second quarter of fiscal 2024 (Q2FY24) and up 8% from $151.3 million in the previous quarter (Q1FY25);
●	Revenues were comprised of services revenues of $146.2 million (89% of total revenues), professional services and other revenues of $15.8 million (10% of total revenues) and license revenues of $1.4 million (1% of total revenues). Services revenues were up 12% from $130.7 million in Q2FY24 and up 6% from $137.8 million in Q1FY25;
●	Cash provided by operating activities of $34.7 million, down from $52.0 million in Q2FY24 and down from $63.7 million in Q1FY25. The principal reason for the decrease in cash provided by operating activities from the comparative periods was the payment in Q2FY25 of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;
●	Income from operations of $45.9 million, up 25% from $36.8 million in Q2FY24 and up 8% from $42.4 million in Q1FY25;
●	Net income of $34.7 million, up 23% from $28.1 million in Q2FY24 and consistent with $34.7 million in Q1FY25. Net income as a percentage of revenue was 21%, compared to 20% in Q2FY24 and 23% in Q1FY25;
●	Earnings per share on a diluted basis of $0.40, up 25% from $0.32 in Q2FY24 and consistent with $0.40 in Q1FY25, respectively; and
●	Adjusted EBITDA of $70.6 million, up 17% from $60.6 million in Q2FY24 and up 5% from $67.0 million in Q1FY25. Adjusted EBITDA as a percentage of revenues was 43%, compared to 42% and 44% in Q2FY24 and Q1FY25, respectively.

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Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures provided as a complement to financial results presented in accordance with GAAP. We define Adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). These items are considered by management to be outside Descartes' ongoing operational results. We define Adjusted EBITDA as a percentage of revenues as the quotient, expressed as a percentage, from dividing Adjusted EBITDA for a period by revenues for the corresponding period. A reconciliation of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income determined in accordance with GAAP is provided later in this release.

The following table summarizes Descartes' results in the categories specified below over the past 5 fiscal quarters (unaudited; dollar amounts, other than per share amounts, in millions):

	Q2 FY25	Q1 FY25	Q4 FY24	Q3 FY24	Q2 FY24
Revenues	163.4	151.3	148.2	144.7	143.4
Services revenues	146.2	137.8	135.7	130.4	130.7
Gross margin	75%	77%	76%	76%	76%
Cash provided by operating activities*	34.7	63.7	50.8	56.1	52.0
Income from operations	45.9	42.4	37.0	32.4	36.8
Net income	34.7	34.7	31.8	26.6	28.1
Net income as a % of revenues	21%	23%	21%	18%	20%
Earnings per diluted share	0.40	0.40	0.37	0.31	0.32
Adjusted EBITDA	70.6	67.0	65.7	63.5	60.6
Adjusted EBITDA as a % of revenues	43%	44%	44%	44%	42%

(*) Q2FY25 cash provided by operating activities was impacted by the payment of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition

Year-to-Date Financial Results

As described in more detail below, key financial highlights for Descartes’ six-month period ended July 31, 2024 (1HFY25) included:

●	Revenues of $314.8 million, up 12% from $280.0 million in the same period a year ago (1HFY24);
●	Revenues were comprised of services revenues of $284.1 million (90% of total revenues), professional services and other revenues of $28.8 million (9% of total revenues) and license revenues of $1.9 million (1% of total revenues). Services revenues were up 11% from $254.9 million in 1HFY24;
●	Cash provided by operating activities of $98.4 million, down from $100.9 million in 1HFY24. The principal reason for the decrease in cash provided by operating activities from the comparative period was the payment in Q2FY25 of $25.0 million in contingent acquisition consideration for previously completed deals, which was not accrued for at the time of acquisition;
●	Income from operations of $88.2 million, up 20% from $73.4 million in 1HFY24;

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●	Net income of $69.3 million, up 21% from $57.5 million in 1HFY24. Net income as a percentage of revenues was 22%, compared to 21% in 1HFY24;
●	Earnings per share on a diluted basis of $0.80, up 21% from $0.66 in 1HFY24; and
●	Adjusted EBITDA of $137.6 million, up 16% from $118.3 million in 1HFY24. Adjusted EBITDA as a percentage of revenues was 44%, compared to 42% in 1HFY24.

The following table summarizes Descartes’ results in the categories specified below over 1HFY25 and 1HFY24 (unaudited, dollar amounts in millions):

	1HFY25	1HFY24
Revenues	314.8	280.0
Services revenues	284.1	254.9
Gross margin	76%	76%
Cash provided by operating activities	98.4	100.9
Income from operations	88.2	73.4
Net income	69.3	57.5
Net income as a % of revenues	22%	21%
Earnings per diluted share	0.80	0.66
Adjusted EBITDA	137.6	118.3
Adjusted EBITDA as a % of revenues	44%	42%

Cash Position

At July 31, 2024, Descartes had $252.7 million in cash. Cash increased by $13.8 million in Q2FY25 and decreased by $68.3 million in 1HFY25. The table set forth below provides a summary of cash flows for Q2FY25 and 1HFY25 in millions of dollars:

	Q2FY25	1HFY25
Cash provided by operating activities*	34.7	98.4
Additions to property and equipment	(1.6)	(3.4)
Acquisitions of subsidiaries, net of cash acquired	(13.7)	(153.7)
Issuances of common shares, net of issuance costs	3.3	7.5
Payment of withholding taxes on net share settlements	—	(6.7)
Payment of contingent consideration*	(9.2)	(9.2)
Effect of foreign exchange rate on cash	0.3	(1.2)
Net change in cash	13.8	(68.3)
Cash, beginning of period	238.9	321.0
Cash, end of period	252.7	252.7

(*) $34.2 million of contingent acquisition consideration was paid in Q2FY25. $25 million of that contingent acquisition consideration was accounted for as cash used in operations because the contingent consideration was not accrued for at

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the time of the acquisitions. The balance of $9.2 million in contingent acquisition consideration was paid out of the amounts accrued at the time of acquisition.

Acquisition of BoxTop

On June 10, 2024, Descartes acquired BoxTop Technologies Limited, a leading provider of shipment management solutions for small- to mid-sized logistics services providers. The purchase price for the acquisition was approximately $12.1 million (GBP 9.5 million), net of cash acquired, which was funded from cash on hand.

Short-Form Base Shelf Prospectus

On July 15, 2024, we filed a final short-form base shelf prospectus (the “2024 Base Shelf Prospectus”), allowing us to offer and issue an unlimited quantity of the following securities during the 25-month period following thereafter: (i) common shares; (ii) preferred shares; (iii) senior or subordinated unsecured debt securities; (iv) subscription receipts; (v) warrants; and (vi) securities comprised of more than one of the aforementioned common shares, preferred shares, debt securities, subscription receipts and/ or warrants offered together as a unit. These securities may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more shelf prospectus supplements. No securities have yet been sold pursuant to the 2024 Base Shelf Prospectus. The previous shelf prospectus, initially filed on July 15, 2022, was withdrawn in July 2024.

Conference Call

Members of Descartes' executive management team will host a conference call to discuss the company's financial results at 5:30 p.m. ET on Wednesday, September 4. Designated numbers are +1 289 514 5100 for North America and +1 800 717 1738 for international, using conference ID 26331.

The company will simultaneously conduct an audio webcast on the Descartes website at www.descartes.com/descartes/investor-relations. Phone conference dial-in or webcast login is required approximately 10 minutes beforehand.

Replays of the conference call will be available until September 11, 2024, by dialing +1 289 819 1325 or Toll-Free for North America using +1 888 660 6264 with Playback Passcode: 26331#. An archived replay of the webcast will be available at www.descartes.com/descartes/investor-relations.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, security and sustainability of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, track and help improve the safety, performance and compliance of delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world’s largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com, and connect with us on LinkedIn and X (Twitter).

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Descartes Investor Contact

Laurie McCauley

(519) 746-2969

investor@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release may contain forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relates to Descartes' expectations concerning future revenues and earnings, and our projections for any future reductions in expenses or growth in margins and generation of cash; our assessment of the potential impact of geopolitical events, such as the ongoing conflict between Russia and Ukraine (the “Russia-Ukraine Conflict”), and between Israel and Hamas (“Israel-Hamas Conflict”), or other potentially catastrophic events, on our business, results of operations and financial condition; continued growth and acquisitions including our assessment of any increased opportunity for our products and services as a result of trends in the logistics and supply chain industries; rate of profitable growth and Adjusted EBITDA margin operating range; demand for Descartes' solutions; growth of Descartes' Global Logistics Network (“GLN”); customer buying patterns; customer expectations of Descartes; development of the GLN and the benefits thereof to customers; and other matters. These forward-looking statements are based on certain assumptions including the following: global shipment volumes continuing at levels generally consistent with those experienced historically; the Russia-Ukraine Conflict and Israel-Hamas Conflict not having a material negative impact on shipment volumes or on the demand for the products and services of Descartes by its customers and the ability of those customers to continue to pay for those products and services; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; countries continuing to implement and enforce existing and additional trade restrictions and sanctioned party lists with respect to doing business with certain countries, organizations, entities and individuals; Descartes' continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide Descartes with access to capital; Descartes' continued ability to identify and source attractive and executable business combination opportunities; Descartes' ability to develop solutions that keep pace with the continuing changes in technology, and our continued compliance with third party intellectual property rights. These assumptions may prove to be inaccurate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes, or developments in Descartes' business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes' ability to successfully identify and execute on acquisitions and to integrate acquired businesses and assets, and to predict expenses associated with and revenues from acquisitions; the impact of network failures, information security breaches or other cyber-security threats; disruptions in the movement of freight and a decline in shipment volumes including as a result of contagious illness outbreaks; a deterioration of general economic conditions or instability in the financial markets accompanied by a decrease in spending by our customers; the ability to attract and retain key personnel and the ability to manage the departure of key personnel and the transition of our executive management team; changes in trade or transportation regulations that currently require customers to use services such as those offered by Descartes; changes in customer behaviour and expectations; Descartes’ ability to successfully design and develop enhancements to our products and solutions; departures of key customers; the impact of foreign currency exchange rates; Descartes' ability to retain or obtain sufficient capital in addition to its debt facility to execute on its

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business strategy, including its acquisition strategy; disruptions in the movement of freight; the potential for future goodwill or intangible asset impairment as a result of other-than-temporary decreases in Descartes' market capitalization; and other factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes' most recently filed Management's Discussion and Analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

Reconciliation of Non-GAAP Financial Measures - Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues

We prepare and release quarterly unaudited and annual audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls as a complement to results provided in accordance with GAAP. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues, in making investment decisions about our company and measuring our operational results.

The term “Adjusted EBITDA” refers to a financial measure that we define as earnings before certain charges that management considers to be non-operating expenses and which consist of interest, taxes, depreciation, amortization, stock-based compensation (for which we include related fees and taxes) and other charges (for which we include restructuring charges, acquisition-related expenses, and contingent consideration incurred due to better-than-expected performance from acquisitions). Adjusted EBITDA as a percentage of revenues divides Adjusted EBITDA for a period by the revenues for the corresponding period and expresses the quotient as a percentage.

Management considers these non-operating expenses to be outside the scope of Descartes’ ongoing operations and the related expenses are not used by management to measure operations. Accordingly, these expenses are excluded from Adjusted EBITDA, which we reference to both measure our operations and as a basis of comparison of our operations from period-to-period. Management believes that investors and financial analysts measure our business on the same basis, and we are providing the Adjusted EBITDA financial metric to assist in this evaluation and to provide a higher level of transparency into how we measure our own business. However, Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues are non-GAAP financial measures and may not be comparable to similarly titled measures reported by other companies. Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues should not be construed as a substitute for net income determined in accordance with GAAP or other non-GAAP measures that may be used by other companies, such as EBITDA. The use of Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues does have limitations. In particular, we have completed five acquisitions since the beginning of fiscal 2024 and may complete additional

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acquisitions in the future that will result in acquisition-related expenses and restructuring charges. As these acquisition-related expenses and restructuring charges may continue as we pursue our consolidation strategy, some investors may consider these charges and expenses as a recurring part of operations rather than expenses that are not part of operations.

The table below reconciles Adjusted EBITDA and Adjusted EBITDA as a percentage of revenues to net income reported in our unaudited Consolidated Statements of Operations for Q2FY25, Q1FY25, Q4FY24, Q3FY24, and Q2FY24, which we believe is the most directly comparable GAAP measure.

	Q2FY25	Q1FY25	Q4FY24	Q3FY24	Q2FY24
Net income, as reported on Consolidated Statements of Operations	34.7	34.7	31.8	26.6	28.1
Adjustments to reconcile to Adjusted EBITDA:
Interest expense	0.2	0.3	0.3	0.3	0.3
Investment income	(2.7)	(4.1)	(3.4)	(2.7)	(2.0)
Income tax expense	13.6	11.5	8.3	8.2	10.4
Depreciation expense	1.4	1.4	1.4	1.5	1.4
Amortization of intangible assets	17.4	15.0	15.1	15.3	15.5
Stock-based compensation and related taxes	5.8	4.3	4.7	4.6	4.4
Other charges	0.2	3.9	7.5	9.7	2.5
Adjusted EBITDA	70.6	67.0	65.7	63.5	60.6

Revenues	163.4	151.3	148.2	144.7	143.4
Net income as % of revenues	21%	23%	21%	18%	20%
Adjusted EBITDA as % of revenues	43%	44%	44%	44%	42%

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THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	July 31,	January 31,
	2024	2024
ASSETS
CURRENT ASSETS
Cash	252,653	320,952
Accounts receivable (net)
Trade	57,504	51,569
Other	16,024	12,193
Prepaid expenses and other	38,976	33,468
	365,157	418,182
OTHER LONG-TERM ASSETS	25,121	24,737
PROPERTY AND EQUIPMENT, NET	12,039	11,552
RIGHT-OF-USE ASSETS	6,804	6,257
DEFERRED INCOME TAXES	2,437	2,097
INTANGIBLE ASSETS, NET	303,871	251,047
GOODWILL	849,991	760,413
	1,565,420	1,474,285
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	21,276	17,484
Accrued liabilities	65,194	91,824
Lease obligations	2,947	3,075
Income taxes payable	10,615	6,734
Deferred revenue	103,701	84,513
	203,733	203,630
LONG-TERM DEBT	—	—
LEASE OBLIGATIONS	4,299	3,903
DEFERRED REVENUE	1,372	1,464
INCOME TAXES PAYABLE	4,814	6,153
DEFERRED INCOME TAXES	39,438	21,101
	253,656	236,251

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 85,480,322 at July 31, 2024 (January 31, 2024 – 85,183,455)	561,850	551,164
Additional paid-in capital	494,060	494,701
Accumulated other comprehensive income (loss)	(34,249)	(28,586)
Retained earnings	290,103	220,755
	1,311,764	1,238,034
	1,565,420	1,474,285

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THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND WEIGHTED AVERAGE SHARE AMOUNTS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023

REVENUES	163,425	143,393	314,773	280,007
COST OF REVENUES	40,548	34,974	75,961	67,859
GROSS MARGIN	122,877	108,419	238,812	212,148
EXPENSES
Sales and marketing	19,031	17,321	36,502	34,374
Research and development	23,909	21,738	46,100	41,805
General and administrative	16,522	14,591	31,470	28,035
Other charges	150	2,455	4,068	4,388
Amortization of intangible assets	17,419	15,484	32,443	30,158
	77,031	71,589	150,583	138,760
INCOME FROM OPERATIONS	45,846	36,830	88,229	73,388
INTEREST EXPENSE	(243)	(340)	(516)	(677)
INVESTMENT INCOME	2,715	2,009	6,774	3,570
INCOME BEFORE INCOME TAXES	48,318	38,499	94,487	76,281
INCOME TAX EXPENSE (RECOVERY)
Current	11,477	12,252	23,795	19,873
Deferred	2,160	(1,869)	1,344	(1,061)
	13,637	10,383	25,139	18,812
NET INCOME	34,681	28,116	69,348	57,469
EARNINGS PER SHARE
Basic	0.41	0.33	0.81	0.68
Diluted	0.40	0.32	0.80	0.66
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	85,430	85,083	85,353	85,017
Diluted	87,241	86,783	87,176	86,764

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THE DESCARTES SYSTEMS GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; UNAUDITED)

	Three Months Ended		Six Months Ended
	July 31,	July 31,	July 31,	July 31,
	2024	2023	2024	2023
OPERATING ACTIVITIES
Net income	34,681	28,116	69,348	57,469
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	1,386	1,363	2,744	2,628
Amortization of intangible assets	17,419	15,484	32,443	30,158
Stock-based compensation expense	5,508	4,451	9,277	7,370
Other non-cash operating activities	(55)	(148)	41	72
Deferred tax expense (recovery)	2,160	(1,869)	1,344	(1,061)
Changes in operating assets and liabilities	(26,439)	4,614	(16,796)	4,230
Cash provided by operating activities	34,660	52,011	98,401	100,866
INVESTING ACTIVITIES
Additions to property and equipment	(1,576)	(2,180)	(3,340)	(3,383)
Acquisition of subsidiaries, net of cash acquired	(13,742)	—	(153,715)	(142,700)
Cash used in investing activities	(15,318)	(2,180)	(157,055)	(146,083)
FINANCING ACTIVITIES
Payment of debt issuance costs	—	—	(38)	(39)
Issuance of common shares for cash, net of issuance costs	3,283	566	7,514	6,021
Payment of withholding taxes on net share settlements	—	—	(6,745)	(4,886)
Payment of contingent consideration	(9,223)	(6,320)	(9,223)	(6,320)
Cash used in financing activities	(5,940)	(5,754)	(8,492)	(5,224)
Effect of foreign exchange rate changes on cash	329	1,145	(1,153)	1,465
Increase (decrease) in cash	13,731	45,222	(68,299)	(48,976)
Cash, beginning of period	238,922	182,187	320,952	276,385
Cash, end of period	252,653	227,409	252,653	227,409

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